N H C

NEUROHACKER

COLLECTIVE

RADICAL OPTIMIZATION FOR HUMANITY



Improving the Quality of Human Life

by Creating Best in Class Wellbeing Products

$4.2 trillion in 2017

GLOBAL WELLNESS ECONOMY:


FAST COMPANY

10.08.18 | WELL TO DO

These 10 market trends turned wellness into a $4.2 trillion global industry

[Photo: Rima Kruciene/Unsplash]

BY RINA RAPHAEL
4 MINUTE READ

Poke fun at goat yoga all you want, but don't underestimate the booming wellness industry.

The Global Wellness Institute (GWI) said this weekend that the wellness market, which encompasses everything from boutique fitness gyms to day spas, is now valued at a whopping $4.2 trillion, having grown 12.8% in the last two years. The industry now represents 5.3% of global economic output.

"As people incorporate more of the wellness values into their lifestyle, our interaction with the wellness economy is also becoming less episodic and more intentional, more


Preventive & Personalized Medicine and Public Health $575b
Traditional & Complimentary Medicine $360b
Healthy Eating, Nutrition & Weight Loss $702b
Workplace Wellness $43b
Wellness Real Estate $134b
Fitness & Mind-Body $595b
Wellness Tourism $639b
Thermal/ Mineral Springs $56b
Spa Economy $119b
Personal Care, Beauty & Anti-Aging $1,083b

Exciting Comparables



Dave Asprey - Bulletproof
Raised $68M



Elysium Health
Raised $31M



Mark Sisson - Primal Kitchen
sold for ~$200M to Kraft

www.fastcompany.com/90247896/these-10-market-trends-turned-wellness-into-a-4-2-trillion-global-industry


2 NEWS
COVERAGE YOU CAN COUNT ON
NEWS WATCH LIVE VIDEO WEATHE

PRESS RELEASE

Biohacking Market Can Mushroom in Size At A 19.42% CAGR By 2023 | Global Trends, Analysis By Top Leading, Company, Business Demand, RFID Technology, Major Applications And Forecast To 2023

Global Biohacking Market: Information by Type (Inside, Outside), Product (Smart Drugs, Sensors, Strains, Others), Application (Synthetic, Genetic Engineering, Others), End-user (Pharmaceutical & Biotechnology Companies,...

Monday, October 21st 2019, 6:28 AM PDT

Biohacking is a Fast Growing Subset of the Wellness Market

Direct-to-Consumer, Amazon, health practitioners, and retail.


ENERGY SHOT
COGNITIVE
MSRP $139
ANTI-AGING
MSRP $159
Personal Care, Beauty & Anti-Aging
$1083b
Fitness & Mind-Body
$595b
Preventative Health
$575b
Healthy Eating, Nutrition and Weight loss
$702b
QUALIA
NOOTROPIC ENERGY
QUALIA
MIND
ETERNUS

+$20M Lifetime Revenue From Growing Multi-Channel Sales

- Direct-to-Consumer, Amazon, Health Practitioner, & Retail
- Growing +47% (Q4'19 vs Q4 '18)
- Profitable in 2019 (on EBITDA basis)


Total Net Sales
Contribution Margin
20,000,000
15,000,000
10,000,000
5,000,000
FY2016
FY2017
FY2018
FY2019
FY2020
QUALIA
MIND
ETERNUS
QUALIA
NOOTROPIC
ENERGY
QUALIA
SLEEP
QUALIA
RELAX

Profit Contribution = Sales less Advertising and COGs

Content & Traction

- Podcasts - 50 Episodes
- iTunes ranked #28 in Science & Medicine, and #6 in Natural Science (sub cat)
- +250k downloads
- Organic Traffic is growing
- Influencers contributing 20% of new sales


All Traffic
SAVE
EXPORT
SHARE
EDIT
INSIGHTS
Jan 1, 2018 - Apr 30, 2019
All Users
+ Add Segment
Explorer
Summary
Site Usage
Goal Set 1
Goal Set 2
Goal Set 3
Ecommerce
Users
Select a metric
Day
Week
Month


Home - Neurohacker Collectiv
Secure
https://neurohacker.com
Apps
Bookmarks
MEET OUR HOSTS
Heather Sandison, ND
Daniel Schmachtenberger
Dan Stickler, MD
Greg Kelly, ND
NEUROHACKER
COLLECTIVE
COLLECTIVE INSIGHTS //
198 Ratings
Zach Bush, MD
Founder Restore4Life
Restore Gut Health: The Science Behind a Healthy Gut Microbiome
Naveen Jain
Founder & CEO Viome
Gut Health & Microbiome Diet: How to Create a Healthy Microbiome
Nichol Bradford
Co-founder & Executive Director
Trans Tech Lab
Molly Maloof, MD
Physician & Entrepreneur


USA
GREENFIELD





Engagement & Credibility

- Community ~ +100k emails, +100k on FB, +100k on Insta
- Influencers ~ dozens of the world's best minds, bodies & souls
- All passionate about the mission & products
- Volunteer to beta-test products




Mind:
NEUROHACKER COLLECTIVE

natural partners | Fullscript

PHARMACA

Walmart.com

evitamins®

LUCKY VITAMIN

emerson ECOLOGICS | wellevate

revelation HEALTH

NEXT | HEALTH

Down to Earth Organic & Natural

The Feed.

ECO CHIC

BROOKSIDE HOLISTIC SOLUTIONS

LASSENS NATURAL FOODS & VITAMINS

Clark's NUTRITION® & Natural Foods Market

EVE

THRESHOLD® ENTERPRISES, LTD.

SANDPOINT Super Drug Serving Sandpoint Since 1972

Traction & Forecast


28.38
23.75
C:83
22.34
25.67
13.48
15.39
5.03
21.27
B:87
13.74
4.82
C:69
8.57
A:92
B:07

- Recurring revenues from subscription exceed 50% of monthly revenues as we exit 2019
- Lifetime value of a new customer exceeds cost of acquisition by ~ 4 times
- Launched 2 new products in 2019 and plan to launch 2 new exciting products in 2020
- New products are gaining traction quickly
- Unique approach to formulation is highly scalable



APPROACH TO PRODUCT, FORMULATION & BRAND

Whole Systems Science:

Optimizing homeostasis for known-involved regulatory pathways vs spiking one biochemical pathway.

Prioritizing brand *WHITE SPACE* opportunities

Products enter at the top, are designed to be exponentially better than the competition.

Ingenious approach to creating formulation & brands (vs just products)

Beginning to penetrate broader markets with entry level products.



Daniel Schmachtenberger
Chief Strategy Officer,
Co-founder



Shawn Ramer, PhD
Vice President,
Product Development



Gregory Kelly, ND
Lead Product
Formulator

Product Development Process

1. **Rigorous** - Requires whole system science, plus market validation

2. **Exceptionally Efficient** - c/o passionate biohacking community

3. **Uniquely Effective** - Stepwise MVP-approach to product development


Mass Market Adoption
Clinical Data
Real World Data
Analysis & Iteration
1k-10k happy customers
DTC, wellness practitioners
Community Data
Analysis & Iteration
100% of volunteers
scientifically rigorous
Define Target Outcome
Wellness
Optimization
Resilience
Subjective
Objective
Structured Review of Literature
Pathways & interactions
Ingredients
Whole system approach
Formulation
Hypothesis creation
Factor primary and secondary mechanisms, synergies, interactions, etc.
Best in class ingredients from all categories

Preliminary data from cognitive testing of Qualia Mind customers (April-June 2018)

23 Participants (April-June 2018)
Open-label
Tests completed prior to taking Qualia Mind, after first dose, and after 5 days on Qualia Mind.

Cambridge Brain Sciences is the leading online platform for cognitive assessment with one of the largest secure cognitive databases

- Hundreds of thousands of people
- Tests completed more than 8 million times
- Used in 300+ peer-reviewed academic papers.

Core Cognitive Area	Verbal Ability & Cognition			Reasoning & Memory		
Outcome Measure	Verbal Reasoning	Verbal Short-Term Memory	Concentrate / Avoid Distraction	Visual Representation	Planning	Episodic Memory
Average Score Increase (%)	16.9%	13.3%	85.4%	31.1%	37.2%	10.2%
Expected Learning Effect (%)	2.2%	1.3%	4.9%	5.4%	3.8%	-0.4%
Changes in Cambridge Brain Sciences (cambridgebrainsciences.com) testing scores after 5 days of **Mind** in 23 subjects. Score increases have p≤0.05. **Expected learning effect** is the amount of change in scores because of repeated testing based on Cambridge Brain Sciences historical data.						
Outcome Description	Ability to quickly understand and make valid conclusions about verbal concepts	Ability to temporarily store information in a specific order in short-term	Ability to concentrate on relevant information despite distracting	Ability to efficiently manipulate mental representations of objects	Ability to act with forethought and sequence behavior to reach specific goals	Ability to remember and recall specific events, paired with the context they occurred

CAMBRIDGE BRAIN SCIENCES

9 Participants

- Not currently taking Nootropics or Psychiatric Medication
- Non-Blinded
- Non-controlled
- Qualia Original

32 lead qEEG

- Pre-Qualia
- 4 hours post initial dose
- 30 days of taking Qualia

Decreases in the upper band of Beta which are commonly associated with **reduced anxiety and general improvement in mood function**.

Increases in the Beta 1 band, typically indicative of improved perfusion and **more efficient cognitive function**

Decreases in the lower bands of the EEG (Delta , Theta and Alpha) and increases in the beta bands which are typically associated with **increased attention and cognitive efficiency**

PRE-QUALIA

POST-QUALIA


9 Hz
10 Hz
-3 -2 -1 0 1 2 3

Psychophysiologic Stress Profile

- Pre-Qualia
- Repeat after 30 Days on Qualia

Objective and Subjective improvements in Stress responses

CNS Vital Signs Pre- and Post-

Cognitive Testing (30d)

- **Neurocognitive Index** – 14% improvement
- **Composite Memory** – 25% improvement
- **Verbal memory** – 17% improvement
- **Visual memory** – 26% improvement
- **Executive function** – 13% improvement
- **Attention** – 11% improvement

Capnography Pre- and Post-

Improved respiratory rate & capnography

Research conducted May 2017 by Dr. D. Stickler, Apeiron Center, Asheville, NC

Product Roadmap


Qualia Mind
(stimulant free)
Qualia Focus
Qualia Energy
Pain / Anxiety
Other Neuro Line Products
2018
2019
2020
2021+
Eternus
Sleep
Other Life Extension /
Foundational Health Products
Sports / Performance
Aesthetics
Gender Specific
Condition Specific

Future Potential Leverage Points

- Additional new products and new categories
- Results from clinical trials (first is underway)
- Additional geographies & sales channels



Inc.

"If the challenges of your organization are overwhelming your brain, then check out Neurohacker Collective..."

The Street

“Just as Netflix brought the movie theater to the living room, Neurohacker Collective is bringing the centerpiece of life to a higher standard with a citizen science community untethered from the bureaucracy of the old-guard health industry. "

BuzzFeed NEWS

"Nootropics, Smart Drugs, Cognitive Enhancers, or BioHacking, all these terms seem nebulous and full of mystery. But, what are these supplements? How are they changing our humanity? The Neurohacker Collective has some answers."

HUFFPOST

"Neurohacker Collective is both highly effective in different domains and forward thinking. Between the leadership and scientific expertise, this is grounded in revolutionary ideas and their methods of operating the business reflect as much."

THE WALL STREET JOURNAL.

"Now a new generation of entrepreneurs want to hack the brain and body, improving everyday performance through nutritional supplements called nootropics. Nootropics are designed to heighten productivity, memory, mental function, and overall physical energy..."

KEY INFLUENCERS:

Dr. Daniel Stickler
from the Apeiron Center for Human Potential

APEIRON

Andrew Huberman
Neurobiology Professor at Stanford University School of Medicine

Stanford University

Jon Wilkins, Ph.D
from Harvard University, professor at Santa Fe Institute, President Ronin Institute

HARVARD UNIVERSITY

RONIN INSTITUTE

SANTA FE INSTITUTE

Zachary Stein Ed.D
from Harvard University,
Chair Education program Meridian University

HARVARD UNIVERSITY

MERIDIAN UNIVERSITY
EDUCATION THAT TRANSFORMS

Jason Silva - Storyteller,
Futurist, Keynote Speaker -
Host of BrainGames & Shots of Awe

BRAIN GAMES
NATIONAL GEOGRAPHIC CHANNEL



JAMES SCHMACHTENBERGER

CEO, Co-founder
Successful Entrepreneur



HAKAN LINDSKOG

Chief Operating Officer
Serial C-level Exec (public & private)



SHAWN RAMER, PHD

SVP, Product Development
Ex Bristol-Myers Squibb VP



LAUREN ALEXANDER

Vice President, Marketing
Serial Ad and Marketing Exec



BEN SEEMAN

Vice President, Wholesale
+$100M in supplement sales



GREG KELLY, ND

Published Author and
Naturopathic Doctor



GK PARISH-PHILP

Vice President, Technology
Serial Startup Executive



DANIEL SCHMACHTENBERGER

Chief Strategy Officer, Co-founder



JORDAN HALL

Executive Chairman, Co-founder
serial angel investor & IPO CEO



MARK HOW

BD & Revenue
serial entrepreneur

Summary



- **PURPOSE:** Mission driven wellness company with premium products across desirable categories.
- **GROWTH POTENTIAL:** Biohacking is a fast growing part of the trillion-dollar wellness market
- **SCIENCE:** Unique approach to science-backed product development.
- **COMMUNITY:** Team of top scientists, MD/PhD advisors, biohackers, investors and loyal customers contribute to product ideation, formulation and testing.
- **RECURRING REVENUES:** Proven, profitable subscription model with attractive margins.
- **MULTI-CHANNEL SALES:** Direct-to-consumer, wholesale, practitioners, Amazon.
- **OPERATIONAL EXCELLENCE:** Over $20M in lifetime sales; profitable in 2019 (on EBITDA basis).

NEUROHACKER

COLLECTIVE

THANK YOU